[redacted]

10026566

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Ravine Court
(No. and Street)

Mequon (City) WI (State) 53092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirt Bjork (262) 241-9983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KG 3/9

KG 3/12

OATH OR AFFIRMATION

I, Kirt Bjork, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Distributors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trinity Distributors, LLC

Annual Report

December 31, 2009

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

Independent Auditor's Report

To the Member
Trinity Distributors, LLC
Mequon, Wisconsin

We have audited the accompanying statement of financial condition of Trinity Distributors, LLC as of December 31, 2009, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Distributors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.
Waukesha, Wisconsin
February 25, 2010

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Trinity Distributors, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	13,014
Property and equipment, net		1,024
Total Assets	$	14,038

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	2,075
Member's Equity		11,963
Total Liabilities and Member's Equity	$	14,038

See notes to financial statements.

Trinity Distributors, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenues:		
Commissions and other revenue	$	21,000
Interest income		27
Total Revenues		21,027
Expenses:		
Auto expense		596
Charitable contributions		150
Depreciation		1,815
Dues and fees		1,633
Marketing		733
Office expense		215
Professional fees		4,832
Rent		11,488
Repairs and maintenance		277
Telephone		1,159
Utilities		103
Total Expenses		23,001
Net Loss	$	(1,974)

See notes to financial statements.

Trinity Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

Balance, December 31, 2008	$	12,467
Distributions		(270)
Contributions		1,740
Net Loss		(1,974)
Balance, December 31, 2009	$	11,963

See notes to financial statements.

Trinity Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net Loss	$ (1,974)
Adjustments to Reconcile Net Income to Net Cash	
(Used) Provided by Operating Activities:	
Depreciation	1,815
Decrease in Liabilities:	
Accounts payable	(3,855)
Net Cash Used in Operating Activities	(4,014)
Cash Flows from Investing Activities:	
Fixed assets	-
Net Cash Used in Investing Activities	-
Cash Flows from Financing Activities:	
Distribution to member	(270)
Contributrion from member	1,740
Net Cash Provided by Financing Activities	1,470
Net Decrease in Cash	(2,544)
Cash - Beginning of year	15,558
Cash - End of year	$ 13,014

Supplementary Disclosures of Cash Flow Information:

Cash paid during the period for:	
Interest	$0
Income taxes	$0

See notes to financial statements.

Trinity Distributors, LLC
Notes To Financial Statements
December 31, 2009

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

Trinity Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. or "FINRA." The Company is a Wisconsin limited liability corporation formed on October 15, 1998 for the purpose of conducting business as an independent investment sales and marketing firm. The Company is registered as a broker-dealer in Wisconsin, Illinois and Florida.

Income Taxes

The Company is treated as a limited liability company (LLC) for federal and state income tax purposes. As such, the Company's income, losses, and credits are included in the income tax return of its member.

Property and Equipment

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight line method over estimated useful lives ranging from 5-10 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital and required net capital were $10,939 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 18.97%.

Note 3 - Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2009 and is summarized as follows:

Computer equipment	$ 46,450
Furniture and fixtures	14,704
	61,154
Less: accumulated depreciation	(60,131)
Net property and equipment	$ 1,024

Depreciation expense for the year ended December 31, 2009 was $1,815.

Note 4 - Operating Lease

The Company leases office space from its member on a month to month basis at $957 per month. Total rent expense for 2009 was $11,488.

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2009 through the date of the independent auditors' report dated February 25, 2010, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor subsequent events have occurred, the nature of which would require disclosure.

Trinity Distributors, LLC
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2009

Net Capital Computation		
Member's equity at year end	$	11,963
Deductions:		
Nonallowable assets:		
Net property and equipment		(1,024)
Net Capital	$	10,939
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	138
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	2,075
Aggregate Indebtedness	$	2,075
Percentage of Aggregate Indebtedness to Net Capital		18.97%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2009):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	10,939
Net Capital Per Previous Page	$	10,939

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

Independent Auditor's Report on Internal Control

To the Member
Trinity Distributors, LLC
Mequon, Wisconsin

In planning and performing our audit of the financial statements of Trinity Distributors, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Trinity Distributors, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Trinity Distributors, LLC for the year ended December 31, 2009, and this report does not affect our report thereon dated February 25, 2010. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Walking Bogner, Szopinski & Cosic

Waukesha, Wisconsin
February 25, 2010

TRINITY DISTRIBUTORS, LLC

ANNUAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2009